August 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (919) 640-8310

Bruce Duncan
Chief Executive Officer
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604

> **Re: Starwood Hotels & Resorts Worldwide, Inc.**
> **Definitive 14A**
> **Filed April 26, 2007**
> **File No. 001-07959**

Dear Mr. Duncan:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>Compensation Discussion and Analysis, page 15</u>

1. We note that Mercer Human Resource Consulting has been retained by the Compensation Committee to assist in the development and evaluation of compensation policies and the committee's determination of compensation awards. We further note that management has retained Pearl Meyer & Partners to assist it in developing and evaluating compensation policies to recommend to the committee. Please expand your disclosure to describe the material elements of the instructions or directions given to each of Mercer and Pearl Meyer & Partners and provide additional discussion regarding the differences in each compensation consultant's role. Refer to Item 407(e)(3)(iii) of Regulation S-K.

<u>Elements of Compensation, page 16</u>

2. Provide a significantly expanded analysis of the levels of compensation paid to the named executive officers. For example, we note disclosure on pages 18 and 19 that describes the mechanics of the Executive Plan and the Annual Incentive Plan yet there is minimal disclosure that discusses how the actual payouts under either plan were determined. Please disclose the amounts of 2006 incentive compensation and provide substantive analysis and insight into how these amounts were determined. Refer also to the disclosure relating to 2006 equity grants, which does not explain in sufficient detail how the Compensation Committee determined the specific long-term incentive awards. Provide a reasonably complete analysis of the specific factors considered by the Compensation Committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the Compensation Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

3. Although you provide a description of how company performance affects annual incentive compensation, we note minimal analysis of the effect individual performance has on compensation awards despite disclosure that indicates that achievement of strategic/operational performance goals plays an important role in each named executive officer's compensation package. We refer specifically to your disclosure addressing the Performance Management Process and the PMP rating for each executive. Provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the strategic/operational goals within a named executive officer's individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

4. The Compensation Discussion and Analysis should describe the material differences in compensation policies with respect to individual named executive officers. Refer

to Section II.B.1 of Commission Release No. 33-8732A. For example, we note wide disparities in Mr. Heyer's salary, the amounts awarded to him under the non-equity incentive plan, and the equity awards granted in February 2006. Although you provide some individualized discussion of Mr. Heyer's compensation on page 19 and that of the other named executive officers on page 30, please expand your disclosure to provide a concise analysis of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Peer Groups, page 20

5. We note that the Compensation Committee uses separate peer groups for pay and performance assessments. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Annual Incentive Compensation, page 22

6. Please disclose the specific items of company performance, such as those relating to EBITDA, operating income and earnings per share as well as any other corporate and business unit financial and operating objectives, including "Big 5" objectives, and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of these targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b). To the extent that it is appropriate to omit specific targets or performance objectives, provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Potential Payments Upon Termination or Change-in-Control, page 34

7. We note the various severance and post-termination arrangements you have with the named executive officers and various scenarios described starting on page 34. Please consider revising your disclosure to provide the aggregate benefit to each named executive officer under the various scenarios described. In addition, in the Compensation Discussion and Analysis, you should describe and explain why you structured the payment and benefit levels under the various circumstances that would trigger payments or provision of benefits upon termination or change in control. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the

decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

8. You state on page 38 that, given that Messrs. Heyer and Benito incurred employment terminations in early 2007 prior to the filing of this proxy statement and that quantitative disclosure of the amounts payable pursuant to their separation agreements has been provided, the company has not included amounts that might have been made to them in the event the employment had terminated on December 31, 2006. Please ensure that your disclosure is consistent with Instruction 4 to Regulation S-K Item 402(j), which states that, where a triggering event actually has occurred for a named executive officer and that individual was not serving as a named executive officer at the end of the last completed fiscal year, then the disclosure required by Item 402(j) for that named executive officer shall apply only to that triggering event. In addition, it is not clear whether Mr. Heyer received compensation in excess of that which was set forth in the employment agreement.

Directors Compensation, page 38

9. For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Certain Relationships and Related Transactions, page 43

10. Please provide the full disclosure required by Item 404(b) of Regulation S-K. For example, please include a discussion of the standards to be applied pursuant to your policy for approving related party transactions and include a statement of whether the policies and procedures for review or approval of related party transactions are in writing, and, if not, how such policies are evidenced.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor